SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 2, 2007

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated August 2, 2007: Nokia reports Q2 2007 net sales of EUR 12.6 billion and EPS of EUR 0.72

PRESS RELEASE

August 2, 2007

Nokia reports Q2 2007 net sales of EUR 12.6 billion and EPS of EUR 0.72

Leading device portfolio drives estimated 38% market share and strongly increased device margins

	NOKIA IN THE SECOND QUARTER 2007*
EUR million	Q2/2007 **	Q2/2006 **	Change
Net sales	12 587	9 813	28%
Mobile Phones	5 931	5 875	1%
Multimedia	2 680	1 891	42%
Enterprise Solutions	549	283	94%
Nokia Siemens Networks	3 438	1 766
Operating profit	2 359	1 502	57%
Mobile Phones	1 252	979	28%
Multimedia	561	304	85%
Enterprise Solutions	99	-63
Nokia Siemens Networks ***	-1 266	399
Group Common Functions	1 713	-117
Operating margin (%)	18.7%	15.3%
Mobile Phones (%)	21.1%	16.7%
Multimedia (%)	20.9%	16.1%
Enterprise Solutions (%)	18.0%	-22.3%
Nokia Siemens Networks (%) ***	-36.8%	22.6%
Net profit	2 828	1 140	148%
EPS, EUR
Basic	0.72	0.28	157%
Diluted	0.72	0.28	157%

* As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. Prior periods include the former Nokia Networks business group only.

**Q2 2007 special items:

•                  EUR 1 883 million non-taxable gain on formation of Nokia Siemens Networks (impacting Group Common Functions operating result)

•                  EUR 905 million restructuring charges and other one-time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating result)

•                  EUR 15 million gain on sale of real estate (impacting Group Common Functions operating result)

•                  EUR 23 million Nokia Siemens Networks related other costs (impacting Group Common Functions operating result)

•                  Excluding special items, diluted EPS was EUR 0.32

**Q2 2006 special items:

•                  EUR 276 million gain representing Nokia’s share of the proceeds from the Telsim sale (impacting Nokia Networks operating profit)

•                  Excluding this special item, diluted EPS was EUR 0.23

*** Important note to Nokia Siemens Networks Q2 2007 operating profit: In addition to the 'special items' listed above, Nokia Siemens Networks reported operating profit also includes EUR 297 million of other acquisition related costs for intangible asset amortization (EUR 115 million) and inventory value adjustments (EUR 182 million). The inventory value adjustments only impact Q2 2007.

SECOND QUARTER 2007 HIGHLIGHTS

•                  Nokia diluted EPS of EUR 0.32, excluding special items, growing 39% from Q2 2006.

•                  Nokia operating cash flow of EUR 1.5 billion.

•                  Nokia device volumes of 100.8 million units, up 11% sequentially and up 29% year on year.

•                  Nokia estimated device market share of 38%, up from 36% in Q1 2007 and up from 34% in Q2 2006.

•                  Nokia device ASP of EUR 90, up from EUR 89 in Q1 2007.

•                  Mobile Phones, Multimedia and Enterprise Solutions gross and operating margins up significantly sequentially and year on year.

•                  Enterprise Solutions reached profitability with 18.0% operating margin.

•                  Excellent performance from new devices: Nokia 6300, Nokia N95 and Nokia E65.

•                  Nokia Siemens Networks operating margin was -10.5%, excluding special items.

•                  Nokia and Nokia Siemens Networks have accelerated their cost synergy target for Nokia Siemens Networks and now aim to achieve the approximate EUR 1.5 billion of annual cost synergies by the end of 2008 rather than by 2010.

•                  Nokia and Nokia Siemens Networks are also targeting a further EUR 500 million of annual cost synergies.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“Nokia continued to grow in the second quarter thanks to an excellent performance from our device businesses. Nokia’s share of the global device market improved to an estimated 38%, while operating margins in our device businesses were at their highest level in three years. Diluted EPS was up 39% year on year, excluding special items.

Nokia now has some major hit products across what is already the industry’s broadest product portfolio. I am particularly encouraged by the success of a number of recently launched higher end devices, which made a strong contribution to increased profitability.

Nokia Siemens Networks had a challenging quarter. Both net sales and margins were weak and these adverse developments require decisive action. Accordingly, Nokia and Nokia Siemens Networks are accelerating and increasing the new company’s annual cost synergies target. Nokia Siemens Networks must also ensure that the company is positioned for success and leadership in the fast changing infrastructure market.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the third quarter 2007 to be slightly up sequentially.

•                  We expect Nokia’s device market share in the third quarter 2007 to increase sequentially.

•                  Nokia now expects industry mobile device volumes in 2007 to grow by 10% or more from the approximately 978 million units Nokia estimate for 2006. The previous estimate for the industry mobile device volume growth in 2007 was up to 10%.

•                  Nokia continues to expect the device industry to experience value growth in 2007, but expects some decline in industry ASPs, primarily reflecting the increasing impact of the emerging markets and competitive factors in general.

•                  Nokia continues to target an increase in its market share in mobile devices in 2007.

•                  Nokia continues to expect very slight market growth for the mobile and fixed infrastructure and related services market in euro terms in 2007.

•                  Nokia and Nokia Siemens Networks no longer target a double digit operating margin (excluding special items) for Nokia Siemens Networks by the end of the new company’s first year of operations.

•                  Nokia and Nokia Siemens Networks now expect the new company’s operating margin (excluding special items) to improve in the second half of 2007.

•                  Nokia Siemens Networks restructuring charges and other special items are expected to be significantly less during Q3 2007 and Q4 2007 than in Q2 2007.

•                  Nokia and Nokia Siemens Networks have accelerated their cost synergy target for Nokia Siemens Networks and now aim to achieve the approximate EUR 1.5 billion of annual cost synergies by the end of 2008 rather than by 2010.

•                  Nokia and Nokia Siemens Networks are also targeting a further EUR 500 million of annual cost synergies.

q2 2007 FINANCIAL HIGHLIGHTS

(Comparisons are given to the second quarter 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. Prior periods include the former Nokia Networks business group only.

Nokia Group

Nokia's second quarter 2007 net sales increased 28% to EUR 12.6 billion, compared with EUR 9.8 billion in the second quarter 2006. At constant currency, group net sales would have increased 32%.

Nokia's second quarter 2007 operating profit grew 57% to EUR 2.4 billion (including the net positive impact of EUR 970 million in special items), compared with EUR 1.5 billion in the second quarter 2006 (including the positive impact of the EUR 276 million special item). The special items for the second quarter 2007 included a EUR 1 883 million gain on the formation of Nokia Siemens Networks (impacting Group Common Functions operating result); EUR 905 million restructuring charges and other one-time items in Nokia Siemens Networks (impacting Nokia Siemens Networks operating profit); a EUR 15 million gain on sale of real estate (impacting Group Common Functions operating result); and EUR 23 million Nokia Siemens Networks related other costs (impacting Group Common Functions operating result). Nokia’s second quarter 2007 operating margin was 18.7% (15.3%), including the EUR 970 million net positive impact of the respective special items. Excluding the special items, Nokia’s second quarter 2007 operating margin was 11.0% (12.5%).

Operating cash flow for the second quarter 2007 was EUR 1.5 billion, compared with EUR 0.9 billion for the second quarter 2006, and total combined cash and other liquid assets were EUR 8.3 billion, compared with EUR 8.5 billion at December 31, 2006. As of June 30, 2007, our net debt-equity ratio (gearing) was -51%, compared with -68% at December 31, 2006.

Mobile devices

In the second quarter 2007, the total mobile device volume achieved by our Mobile Phones, Multimedia and Enterprise Solutions business groups reached 100.8 million units, representing 29% year on year growth and an 11% sequential increase. The overall industry volume for the same period reached an estimated 262 million units, representing 14% year on year growth and a 3% sequential increase.

Converged device industry volumes increased to an estimated 27.0 million units, compared with 18.9 million units in Q2 2006. Nokia's own converged device volume rose to 13.9 million units, compared with 9.0 million units in Q2 2006. Nokia shipped over 9 million Nokia Nseries and almost 2 million Nokia Eseries devices during the second quarter 2007.

The following chart sets out Nokia's mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q2 2007	Q2 2006	YoY Change (%)	Q1 2007	QoQ Change (%)
Europe	27.1	21.1	28.4	23.9	13.4
Middle East & Africa	17.1	12.5	36.8	15.7	8.9
China	15.9	11.7	35.9	15.7	1.3
Asia-Pacific	25.6	18.8	36.2	23.7	8.0
North America	4.1	5.2	-21.2	4.8	-14.6
Latin America	11.0	9.1	20.9	7.3	50.7
Total	100.8	78.4	28.6	91.1	10.6

Based on our preliminary market estimate, Nokia’s market share for the second quarter 2007 was 38%, compared with 34% in the second quarter 2006 and 36% in the first quarter 2007. Nokia’s year on year market share increase was driven primarily by strong gains in Europe, Middle East & Africa, Asia-Pacific and Latin America. Nokia’s market share in China was at approximately the same level year on year. Nokia had strong sequential market share gains in Europe, Middle East & Africa, China, and Asia-Pacific and to a lesser degree in Latin America. Nokia’s market share was down both year on year and sequentially in North America. Nokia believes that its global market share in the second quarter 2007 was positively impacted by an enhanced overall product portfolio, supported by Nokia’s strengths of its world class logistics and brand. Nokia also believes that its market share in the second quarter 2007 was positively impacted by the clearing of certain competitors’ excess device inventory in the market that was carried over from the first quarter 2007.

Nokia’s average selling price in the second quarter 2007 was EUR 90, down from EUR 102 in the second quarter 2006 and up from EUR 89 in the first quarter 2007. The lower year on year ASP in the second quarter 2007 was primarily the result of a significantly higher proportion of entry level device sales, where the industry growth especially in the emerging markets has been strong. Sequentially, second quarter 2007 ASPs were positively impacted by a higher percentage of higher end device sales, which more than offset continued robust sales from the entry-level segment.

Business Groups

Mobile Phones: Second quarter 2007 net sales grew 1% to EUR 5.9 billion, compared with EUR 5.9 billion in the second quarter 2006, driven by strong industry volumes and our competitive product portfolio. Volume growth was partly offset by declining ASPs. Net sales increased in all regions year on year except North America and Latin America, with net sales growth strongest in Asia-Pacific and Middle East and Africa, followed by China and Europe.

Mobile Phones operating profit grew 28% to EUR 1.3 billion, compared with EUR 979 million in the second quarter 2006, with an operating margin of 21.1% (16.7%). The increase in operating profit for the second quarter 2007 was driven by an improved gross margin, compared to the second quarter 2006, primarily due to Mobile Phones newer and more profitable higher end products, like the Nokia 6300, Nokia 5200 and Nokia 5300.

Multimedia: Second quarter 2007 net sales increased 42% to EUR 2.7 billion, compared with EUR 1.9 billion in the second quarter 2006. Net sales increased year on year in all regions. Multimedia net sales more than doubled year on year in Latin America and North America. Multimedia net sales growth was driven by high volumes of Nokia Nseries multimedia computers, especially the Nokia N70, Nokia N73 and Nokia N95, combined with a stable ASP year on year.

Multimedia second quarter operating profit grew 85% to EUR 561 million, compared with EUR 304 million in the second quarter 2006, with an operating margin of 20.9% (16.1%). Operating profit growth in the second quarter 2007 was driven by strong net sales growth compared to the second quarter 2006.

Enterprise Solutions: Second quarter 2007 net sales increased 94% to EUR 549 million, compared with EUR 283 million in the second quarter 2006. Net sales were up significantly year on year in all regions except China and North America. Net sales were driven primarily by strong volume growth in Enterprise Solutions device business, especially the Nokia E65, compared to the second quarter 2006.

In the second quarter 2007, Enterprise Solutions operating profit was EUR 99 million, compared with an operating loss of EUR 63 million in the second quarter 2006, with an operating margin of 18.0%
(-22.3%). The significantly improved operating performance for the second quarter 2007 reflected strong net sales growth and effective cost control, compared to the second quarter 2006. Each of the Enterprise Solutions business units (devices, software, and security) was profitable in the second quarter 2007.

Nokia Siemens Networks:

The second quarter 2007 was the first quarter of operations for Nokia Siemens Networks.

Second quarter 2007 net sales were EUR 3.4 billion. Net sales were negatively impacted primarily by competition related issues as the price competition in the infrastructure market was unusually aggressive. Net sales were also impacted by challenges related to the start of operations, including delayed purchases by customers to a greater extent than expected, increased management focus on integration, and implementation of the previously announced compliance program, which also required certain management attention.

The following chart sets out Nokia Siemens Networks net sales for the second quarter of 2007 by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q2 2007
Europe	1 186
Middle East & Africa	369
China	294
Asia-Pacific	1 183
North America	164
Latin America	242
Total	3 438

Nokia Siemens Networks second quarter operating profit was negative EUR 1.3 billion, with an operating margin of -36.8%. The reported second quarter 2007 operating profit included a charge of EUR 905 million related to Nokia Siemens Networks restructuring costs and other one time charges. The operating profit for the second quarter 2007, excluding these charges, was negative EUR 361 million, with an operating margin of -10.5%.

The negative operating profit, excluding special items, was negatively impacted by a combination of low net sales, pricing pressure, and the mix of lower margin regions and lower margin products.

The reported operating profit in the second quarter 2007 also included EUR 297 million of other acquisition related costs for intangible asset amortization (EUR 115 million) and inventory value adjustments (EUR 182 million). The inventory value adjustments only impact Q2 2007.

Q2 2007 OPERATING HIGHLIGHTS

Mobile Phones

•                  Nokia launched seven products with functions and features specially designed for consumers in emerging markets: the Nokia 1200, Nokia 1208, Nokia 1650, Nokia 2660, Nokia 2505, Nokia 2630 and Nokia 2760.

•                  Nokia continued its strong focus on enduring design with the introduction of the Nokia 8800 Sirocco Gold Edition and the Nokia 8600 Luna.

•                  Nokia introduced five new mid-range 3G devices: the Nokia 6500 classic, Nokia 6500 slide, Nokia 6121 classic, Nokia 6120 classic and the Nokia 6267.

•                  Nokia introduced two other affordable models with straightforward functionality: the Nokia 3109 classic and Nokia 3500 classic.

•                  Nokia continued to expand the Vertu range with the introduction of three new collections: the Vertu Ascent Summer Season Special Editions, Vertu Signature Rose Gold Pink Diamonds and Vertu Signature Rose Gold Pink Sapphires.

Multimedia

•                  Volumes of the high-end Nokia N95 were approximately 1.5 million units during the quarter. The device is now available in almost all markets, including the United States and China.

•                  First shipments began of the slim Nokia N76 and the DVB-H enabled Nokia N77 Multimedia Computers.

•                  Nokia announced the availability of Nokia photo printing services in Europe. The new services enable people to order high-quality prints easily and directly from their Nokia device, over cellular or WLAN networks, and have them delivered.

•                  The recently launched Nokia Maps application and navigation service were well received by the market in the second quarter.

Enterprise Solutions

•                  Nokia shipped more than 1 million units of the Nokia E65 in the second quarter. Volumes of the Nokia E61i grew and Nokia began early shipments of the Nokia E90 Communicator late in the quarter.

•                  Nokia won seven new wireless email operator customers for its Intellisync software and more than 300,000 licensed users signed up during the second quarter. By the end of the second quarter, Nokia had sold more than 3.6 million Intellisync Mobile Suite licenses.

•                  Nokia completed a full refresh of its IP Security appliance portfolio, providing new scalability, reliability and price-performance advantage over competitors.

•                  Nokia announced the availability of the Nokia Eseries in the United States through complementary channels, including Ingram Micro and Dell.com, for businesses and consumers.

•                  Nokia announced the commercial availability of Nokia Call Connect for Cisco, allowing businesses to route calls through corporate PBXs instead of cellular networks, with the aim of realizing significant cost savings and improved worker flexibility, collaboration and productivity.

Nokia Siemens Networks

•                  Nokia Siemens Networks agreed to sell a U.K. R&D center to Aricent and announced that some 230 R&D personnel in Finland would move to TietoEnator, a Finnish IT services company.

•                  Nokia Siemens Networks presented its proposed personnel reduction plans to employees.

•                  During the quarter Nokia Siemens Networks defined values for the new company and introduced its ethics and integrity guidelines for all employees.

•                  Nokia Siemens Networks' Next Generation Passive Optical Network innovation project is approaching future commercial deployment. NG PON brings four times faster connections and five times the distance for broadband access connections to subscribers’ home.

•                  Wins in India included a USD 500 million network expansion contract with Idea Cellular, an expansion contract with Bharat Sanchar Nigam Limited (BSNL), and a deal from Aircel to build and operate a greenfield GSM network in Kolkata.

•                  The company won a WCDMA 900 radio network contract from Vodafone New Zealand.

•                  Nokia Siemens Networks conducted leading work in Virtual MIMO, aiming to allow operators to optimize spectrum use and provide a better user experience.

•                  A deal announced with Blyk will see Nokia Siemens Networks building and hosting the core network for the pan-European mobile virtual network operator (MVNO). The full hosting contract was Nokia Siemens Networks’ first for an MVNO.

For more information on the operating highlights mentioned above, please refer to related press announcements, which can be accessed at the following link: http://www.nokia.com/press and http://www.nokiasiemensnetworks.com/press.

NOKIA IN THE SECOND QUARTER 2007

(International Financial Reporting Standards (IFRS) comparisons given to the second quarter 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. Prior periods include the former Nokia Networks business group only.

Nokia’s net sales increased 28% to EUR 12 587 million (EUR 9 813 million). Net sales of Mobile Phones increased 1% to EUR 5 931 million (EUR 5 875 million). Net sales of Multimedia increased 42% to EUR 2 680 million (EUR 1 891 million). Net sales of Enterprise Solutions increased 94% to EUR 549 million (EUR 283 million). Net sales of Nokia Siemens Networks were EUR 3 438 million.

Operating profit increased to EUR 2 359 million (EUR 1 502 million), representing an operating margin of 18.7% (15.3%). Operating profit in Mobile Phones increased 28% to EUR 1 252 million (EUR 979 million), representing an operating margin of 21.1% (16.7%). Operating profit in Multimedia increased 85% to EUR 561 million (EUR 304 million), representing an operating margin of 20.9% (16.1%). Enterprise Solutions reported an operating profit of EUR 99 million (operating loss of EUR 63 million), representing an operating margin of 18.0% (-22.3%). Nokia Siemens Networks reported an operating loss of EUR 1 266 million representing an operating margin of -36.8%. Group Common Functions operating profit totaled EUR 1 713 million, including a EUR 1 883 million gain on the formation of Nokia Siemens Networks (operating loss EUR 117 million).

Financial income was EUR 60 million (EUR 55 million). Profit before tax and minority interests was EUR 2 446 million (EUR 1 565 million). Net profit totaled EUR 2 828 million (EUR 1 140 million). Earnings per share increased to EUR 0.72 (basic) and to EUR 0.72 (diluted), compared with EUR 0.28 (basic) and EUR 0.28 (diluted) in the second quarter of 2006.

NokIA IN January - june 2007

(International Financial Reporting Standards (IFRS) comparisons given to the January-June 2006 results, unless otherwise indicated.)

As of April 1, 2007, Nokia results include those of Nokia Siemens Networks on a fully consolidated basis. Nokia Siemens Networks, a company jointly owned by Nokia and Siemens, is comprised of the former Nokia Networks and Siemens’ carrier-related operations for fixed and mobile networks. Accordingly, the results of Nokia Group and Nokia Siemens Networks for periods from April 1, 2007 are not directly comparable to any prior period results. Prior periods include the former Nokia Networks business group only.

Nokia’s net sales increased 16% to EUR 22 443 million (EUR 19 320 million). Sales of Mobile Phones decreased 2% to EUR 11 514 million (EUR 11 744 million). Net sales of Multimedia increased 35% to EUR 4 932 million (EUR 3 649 million). Net sales of Enterprise Solutions increased 87% and totaled EUR 875 million (EUR 469 million). Net sales of Nokia Siemens Networks were EUR 5 135 million.

Operating profit increased to EUR 3 631 million (EUR 2 869 million), representing an operating margin of 16.2% (14.8%). Operating profit in Mobile Phones increased 6% to EUR 2 188 million (EUR 2 064 million), representing an operating margin of 19.0% (17.6%). Operating profit in Multimedia increased 57% to EUR 985 million (EUR 627 million), representing an operating margin of 20.0% (17.2%). Enterprise Solutions reported an operating profit of EUR 61 million (operating loss of EUR 129 million). Operating loss in Nokia Siemens Networks was EUR 1 188 million, representing an operating margin of -23.1%. Group Common Functions operating profit totaled EUR 1 585 million, including a gain of EUR 1 883 million on the formation of Nokia Siemens Networks (operating loss EUR 241 million).

In the period from January to June 2007, net financial income was EUR 108 million (EUR 129 million). Profit before tax and minority interests was EUR 3 771 million (EUR 3 010 million). Net profit totaled EUR 3 807 million (EUR 2 188 million). Earnings per share increased to EUR 0.97 (basic) and to EUR 0.96 (diluted), compared with EUR 0.53 (basic) and EUR 0.53 (diluted).

PERSONNEL

The average number of employees during the first half was 88 587. At June 30, 2007, Nokia employed a total of 109 871 people (68 483 people at December 31, 2006). The increase in personnel at June 30, 2007 is primarily attributable to Nokia Siemens Networks.

SHARES

The total number of Nokia shares on June 30, 2007 was 3 931 732 067. On June 30, 2007, Nokia and its subsidiary companies owned 52 131 392 Nokia shares, representing approximately 1.3% of the total number of Nokia shares and the total voting rights.

REORGANIZATION OF NOKIA FROM JANUARY 1, 2008

On June 20, 2007 Nokia announced that it will introduce a new structure from January 1, 2008. Under the new organization, Nokia's current business group and horizontal group structure in the device business will be replaced by three main functional units: Devices; Services & Software; and Markets. From January 1, 2008 onwards, under the new structure, Nokia will have two reportable segments: Devices & Services and Nokia Siemens Networks. Nokia will report on these two segments in its quarterly and annual results announcements.

Q2 2007 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Nokia Siemens Networks	Group Common Functions	Eliminations	Group

Net sales	5 931	2 680	549	3 438		-11	12 587
Gross profit	2 001	1 097	263	534	21		3 916
Gross margin, %	33.7	40.9	47.9	15.5			31.1
Research and development expenses	-319	-256	-72	-986	-83		-1 716
% of net sales	5.4	9.6	13.1	28.7			13.6
Selling and marketing expenses	-413	-262	-75	-499	-14		-1 263
% of net sales	7.0	9.8	13.7	14.5			10.0
Administrative and general expenses	-21	-13	-18	-285	-69		-406
% of net sales	0.4	0.5	3.3	8.3			3.2
Other operating income and expenses	4	-5	1	-30	1858		1 828

Operating profit	1 252	561	99	-1 266	1 713		2 359
Operating margin, %	21.1	20.9	18.0	-36.8			18.7

Q2 2006 BY BUSINESS GROUP, EUR million

(unaudited)

	Mobile Phones	Multimedia	Enterprise Solutions	Networks	Group Common Functions	Eliminations	Group

Net sales	5 875	1 891	283	1 766		-2	9 813
Gross profit	1 738	770	121	603	8		3 240
Gross margin, %	29.6	40.7	42.8	34.1			33.0
Research and development expenses	-315	-228	-87	-292	-59		-981
% of net sales	5.4	12.1	30.7	16.5			10.0
Selling and marketing expenses	-412	-222	-77	-131	-9		-851
% of net sales	7.0	11.7	27.2	7.4			8.7
Administrative and general expenses	-19	-11	-22	-55	-61		-168
% of net sales	0.3	0.6	7.8	3.1			1.7
Other operating income and expenses	-13	-5	2	274	4		262

Operating profit	979	304	-63	399	-117		1 502
Operating margin, %	16.7	16.1	-22.3	22.6			15.3

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

	4-6/2007	Y-o-Y change, %	4-6/2006	1-12/2006

Europe	4 792	32	3 636	15 587
Middle-East & Africa	1 695	27	1 335	5 277
China	1 523	23	1 242	5 361
Asia-Pacific	3 087	50	2 055	8 361
North America	527	-22	674	2 970
Latin America	963	11	871	3 565

Total	12 587	28	9 813	41 121

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	30.06.07	Y-o-Y change, %	30.06.06	31.12.06

Europe	60 873	56	39 155	39 306
Middle-East & Africa	4 431	508	729	1 021
China	12 814	89	6 780	7 452
Asia-Pacific	15 613	97	7 925	9 868
North America	5 739	-6	6 103	5 574
Latin America	10 401	93	5 400	5 262

Total	109 871	66	66 092	68 483

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IFRS, EUR million

(unaudited)

	4-6/2007	4-6/2006	1-6/2007	1-6/2006	1-12/2006

Net sales	12 587	9 813	22 443	19 320	41 121
Cost of sales	-8 671	-6 573	-15 265	-12 856	-27 742

Gross profit	3 916	3 240	7 178	6 464	13 379
Research and development expenses	-1 716	-981	-2 641	-1 927	-3 897
Selling and marketing expenses	-1 263	-851	-2 052	-1 539	-3 314
Administrative and general expenses	-406	-168	-579	-333	-666
Other income	1 988	335	2 041	387	522
Other expenses	-160	-73	-316	-183	-536

Operating profit	2 359	1 502	3 631	2 869	5 488
Share of results of associated companies	27	8	32	12	28
Financial income and expenses	60	55	108	129	207

Profit before tax	2 446	1 565	3 771	3 010	5 723
Tax	-44	-401	-381	-782	-1 357

Profit before minority interests	2 402	1 164	3 390	2 228	4 366
Minority interests	426	-24	417	-40	-60

Profit attributable to equity holders of the parent	2 828	1 140	3 807	2 188	4 306

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.72	0.28	0.97	0.53	1.06
Diluted	0.72	0.28	0.96	0.53	1.05

Average number of shares (1 000 shares)
Basic	3 906 768	4 075 726	3 928 035	4 112 804	4 062 833
Diluted	3 946 398	4 093 122	3 959 486	4 127 661	4 086 529

Depreciation and amortization, total	386	163	559	352	712

Share-based compensation expense, total	55	28	103	57	192

CONSOLIDATED BALANCE SHEET, IFRS, EUR million (unaudited)

	30.06.2007	30.06.2006	31.12.2006
ASSETS
Non-current assets
Capitalized development costs	387	248	251
Goodwill	1 437	452	532
Other intangible assets	2 557	272	298
Property, plant and equipment	1 939	1 603	1 602
Investments in associated companies	331	204	224
Available-for-sale investments	307	247	288
Deferred tax assets	1 307	695	809
Long-term loans receivable	109	19	19
Other non-current assets	58	8	8
	8 432	3 748	4 031
Current assets
Inventories	2 661	1 796	1 554
Accounts receivable	8 609	5 266	5 888
Prepaid expenses and accrued income	2 933	1 781	2 496
Other financial assets	493	149	111
Available-for-sale investments, liquid assets	5 026	5 121	5 012
Available-for-sale investments, cash equivalents	935	1 082	2 046
Bank and cash	2 346	1 670	1 479
	23 003	16 865	18 586
Total assets	31 435	20 613	22 617

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	2 833	2 612	2 707
Treasury shares	-1 036	-644	-2 060
Translation differences	47	22	-34
Fair value and other reserves	-97	-81	-14
Reserve for invested non-restricted equity	42	—	—
Retained earnings	10 391	8 891	11 123
	12 426	11 046	11 968
Minority interests	2 372	94	92
Total equity	14 798	11 140	12 060

Non-current liabilities
Long-term interest-bearing liabilities	106	70	69
Deferred tax liabilities	1 055	133	205
Other long-term liabilities	125	118	122
	1 286	321	396
Current liabilities
Current portion of long-term loans	2	—	—
Short-term borrowing	615	337	247
Accounts payable	5 777	3 509	3 732
Accrued expenses	5 299	3 000	3 796
Provisions	3 658	2 306	2 386
	15 351	9 152	10 161
Total shareholders’ equity and liabilities	31 435	20 613	22 617
Interest-bearing liabilities	723	407	316
Shareholders’ equity per share, EUR	3.20	2.72	3.02
Number of shares (1 000 shares) 1)	3 879 601	4 055 527	3 965 730

1) Shares owned by Group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IFRS, EUR million

(unaudited)

	1-6/2007	1-6/2006	1-12/2006
Cash flow from operating activities
Profit attributable to equity holders of the parent	3 807	2 188	4 306
Adjustments, total	-1 363	819	1 857
Profit attributable to equity holders of the parent before change in net working capital	2 444	3 007	6 163
Change in net working capital	1 054	-712	-793
Cash generated from operations	3 498	2 295	5 370
Interest received	181	108	235
Interest paid	-50	-6	-18
Other financial income and expenses, net received	-26	14	54
Income taxes paid	-425	-548	-1 163
Net cash from operating activities	3 178	1 863	4 478

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	378	-390	-517
Purchase of current available-for-sale investments, liquid assets	-2 407	-1 473	-3 219
Purchase of non-current available-for-sale investments	-47	-28	-88
Purchase of shares in associated companies	-10	-9	-15
Additions to capitalized development costs	-83	-59	-127
Long-term loans made to customers	—	-12	-11
Proceeds from repayment and sale of long-term loans receivable	-11	56	56
Recovery of impaired long-term loans made to customers	—	276	276
Proceeds from (+), payment of (-) other long-term loans receivable	4	-1	-3
Proceeds from (+), payment of (-) short-term loans receivable	395	121	199
Capital expenditures	-344	-312	-650
Proceeds from disposal of shares in associated companies	—	1	1
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	2 345	3 105	5 058
Proceeds from sale of non-current available-for-sale investments	22	6	17
Proceeds form sale of fixed assets	27	8	29
Net cash from investing activities	269	1 289	1 006

Cash flow from financing activities
Proceeds from stock option exercises	78	31	46
Purchase of treasury shares	-1 708	-1 955	-3 371
Proceeds from long-term borrowings	1	57	56
Repayment of long-term borrowings	-1	-7	-7
Proceeds from (+), payment of (-) short-term borrowings	-351	-6	-137
Dividends paid	-1 722	-1 536	-1 553
Net cash used in financing activities	-3 703	-3 416	-4 966

Foreign exchange adjustment	12	-42	-51
Net increase (+)/decrease (-) in cash and cash equivalents	-244	-306	467
Cash and cash equivalents at beginning of period	3 525	3 058	3 058
Cash and cash equivalents at end of period	3 281	2 752	3 525

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non-restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2005	266	2 458	-3 616	69	-176		13 154	12 155	205	12 360
Tax benefit on stock options exercised		17						17		17
Translation differences				-99				-99	-9	-108
Net investment hedge gains				52				52		52
Cash flow hedges, net of tax					133			133		133
Available-for-sale investments, net of tax					-38			-38		-38
Other decrease, net							-12	-12	—	-12
Profit							2 188	2 188	40	2 228
Total recognized income and
expense	—	17	—	-47	95	—	2 176	2 241	31	2 272
Stock options exercised		28						28		28
Stock options exercised related to acquisitions		-1						-1		-1
Share-based compensation		87						87		87
Settlement of performance shares		3	34					37		37
Acquisition of treasury shares			-1 992					-1 992		-1 992
Reissuance of treasury shares			3					3		3
Cancellation of treasury shares	-20	20	4 927				-4 927	—		—
Dividend							-1 512	-1 512	-23	-1 535
Acquisition of minority interests								—	-119	-119
Total other equity movements	-20	137	2 972	—	—	—	-6 439	-3 350	-142	-3 492
Balance at June 30, 2006	246	2 612	-644	22	-81	—	8 891	11 046	94	11 140

Balance at December 31, 2006	246	2 707	-2 060	-34	-14	—	11 123	11 968	92	12 060
Tax benefit on stock options exercised		-1						-1		-1
Excess tax benefit on share-based compensation		29						29		29
Translation differences				75				75	4	79
Net investment hedge losses				6				6		6
Cash flow hedges, net of tax					-116			-116		-116
Available-for-sale investments, net of tax					33			33		33
Other increase, net							-120	-120		-120
Profit							3 807	3 807	-417	3 390
Total recognized income and expense	—	28	—	81	-83	—	3 687	3 713	-413	3 300
Stock options exercised		46				42		88		88
Stock options exercised related to acquisitions		-2						-2		-2
Share-based compensation		100						100		100
Settlement of performance shares		-46	44					-2		-2
Acquisition of treasury shares			-1 757					-1 757		-1 757
Reissuance of treasury shares			4					4		4
Cancellation of treasury shares			2 733				-2 733	—		—
Dividend							-1 686	-1 686	-37	-1 723
Minority interest from formation of Nokia Siemens Networks								—	2 730	2 730
Total of other equity movements		98	1 024	—	—	42	-4 419	-3 255	2 693	-562
Balance at June 30, 2007	246	2 833	-1 036	47	-97	42	10 391	12 426	2 372	14 798

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	30.06.07	30.06.06	31.12.06

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	29	27	27

Contingent liabilities on behalf of Group companies
Guarantees for loans	204	—	—
Other guarantees	3043	426	358

Contingent liabilities on behalf of other companies
Guarantees for loans	5	13	23
Other guarantees	29	2	2

Leasing obligations	569	599	665

Financing commitments
Customer finance commitments	283	214	164
Venture fund commitments	229	209	208

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million 1)

(unaudited)

	30.06.07	30.06.06	31.12.06

Foreign exchange forward contracts 2)	32 334	34 590	29 859
Currency options bought 2)	266	451	404
Currency options sold 2)	—	236	193
Interest rate swaps and futures	108	4 259	—
Cash settled equity options 3)	23	150	45

1) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

2) Notional amounts include contracts used to hedge the shareholders’ equity of foreign subsidiaries.

3) Cash settled equity options can be used to hedge risks relating to incentive programs and investment activities.

1 EUR = 1.337 USD

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product portfolio; 2) our ability to identify key market trends and to respond timely and successfully to the needs of our customers; 3) the extent of the growth of the mobile communications industry, as well as the growth and profitability of the new market segments within that industry which we target; 4) the availability of new products and services by network operators and other market participants; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position and respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia patented, standardized, or proprietary technologies from third party infringement or actions to invalidate the intellectual property rights of these technologies; 11) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 12) inventory management risks resulting from shifts in market demand; 13) our ability to source quality components and sub-assemblies without interruption and at acceptable prices; 14) Nokia’s and Siemens’ ability to successfully integrate the operations, personnel and supporting activities of their respective businesses as a result of the merger of Nokia’s networks business and Siemens’ carrier-related operations for fixed and mobile networks forming Nokia Siemens Networks; 15) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens, government authorities or others take actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may occur after the transfer, of such assets and employees that could result in additional actions by government authorities; 16) the expense, time, attention and resources of Nokia Siemens Networks and our management to detect, investigate and resolve any situations related to alleged violations of law involving the assets and employees of Siemens carrier-related operations transferred to Nokia Siemens Networks; 17) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 18) developments under large, multi-year contracts or in relation to major customers; 19) general economic conditions globally and, in particular, economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) any disruption to information technology systems and networks that our operations rely on; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; and 28) the impact of changes in government policies, laws or regulations; as well as the risk factors specified on pages 12-24 of the company’s annual report on Form 20-F for the year ended December 31, 2006 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – August 2, 2007

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34495 or +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

- Nokia plans to report its Q3 results on October 18, 2007

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2007	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel